EXHIBIT 99.1

Ero Copper Announces Leadership Succession: David Strang to Become Executive Chairman, Makko DeFilippo to be Appointed President & CEO

VANCOUVER, British Columbia, Nov. 05, 2024 (GLOBE NEWSWIRE) --  Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the next phase of its leadership succession plan, effective January 1, 2025. Co-founder and Chairman of the Board, Noel Dunn, will be retiring from the Company's Board of Directors (the "Board"). David Strang, co-founder and current Chief Executive Officer, will assume the role of Executive Chairman, and Makko DeFilippo, President and Chief Operating Officer, will be appointed as President and Chief Executive Officer and will join Ero's Board. Gelson Batista will succeed Mr. DeFilippo as Chief Operating Officer.

This leadership transition is part of the succession plan initiated by Ero's Board of Directors in January 2023 with Mr. Dunn's retirement as Executive Chairman. The Board and management team are confident that this evolution will continue to position Ero for long-term success and growth.

Noel Dunn, co-founder and Chairman of the Board, commented, “It has been a tremendous privilege to be a part of Ero Copper from its inception to the high-growth copper producer it is today. As I retire from the Board, I remain immensely proud of what we have accomplished and am excited about the Company’s bright future under Makko’s leadership. I have seen firsthand Makko’s dedication, expertise, and deep commitment to our values, and I am confident that Ero Copper is in exceptionally capable hands.”

David Strang, co-founder and CEO, added, “Having guided Ero from its early days as a 20,000-tonne-a-year copper producer to what I anticipate will become a 100,000-tonne producer, and with a stable financial footing across three operations, the time is right for me to transition day-to-day leadership to Makko, who has been integral to our success. As Executive Chairman, I will remain actively involved in Ero’s strategic direction, and I am confident that with Makko’s strong leadership and vision, Ero will continue to prosper and grow. We have built a solid foundation, and I look forward to seeing the Company flourishing under his stewardship.”

Makko DeFilippo, President and COO, said, “I am honored by the trust that Noel, David and the Board of Directors have bestowed in selecting me as Ero's next CEO. I am deeply committed to our values, and to continue serving our shareholders to ensure the responsible delivery of our growth objectives. Ero has endless potential and I am confident that with the support of our exceptional project and operational teams, we will deliver on the full potential of our assets to create exceptional value for all stakeholders.”

Mr. DeFilippo joined Ero in January 2017 as Vice President, Corporate Development, where he played a key role in supporting the Company through its initial public offering in October 2017. He was promoted to President in January 2021 and assumed the additional role of Chief Operating Officer in March 2023. Over his tenure, Mr. DeFilippo has been instrumental in elevating several strategic initiatives, including the transformation of the Xavantina Operations from a non-core asset into a high-margin, core asset of the Company. He led the successful negotiation and completion of the $110 million streaming transaction with Royal Gold Inc. and was key in establishing the Company’s partnership with Vale Base Metals on the Furnas Copper-Gold Project earn-in agreement, announced in July 2024. Additionally, Mr. DeFilippo guided the construction of the Tucumã Operation, which was successfully completed on schedule earlier this year. Mr. DeFilippo holds a M.Sc. in Metallurgical Engineering from the Colorado School of Mines and a B.Sc. in Geological Engineering from the University of Arizona.

Mr. Batista joined Ero in September 2024 as Senior Vice President, Operations, bringing with him over 25 years of extensive international mining experience. Throughout his career, he has held a range of technical, operational, and senior leadership positions in mining operations and development projects worldwide. His experience includes roles at ArcelorMittal and Rio Tinto, as well as with leading engineering and technology companies in Canada and South America. Most recently, Mr. Batista served as ArcelorMittal's Chief Operating Officer Mining and Executive Director for ArcelorMittal’s integrated mining and steel operations in Central Asia. Prior to that appointment, he served as the company's Mining Chief Technology Officer in London, overseeing technical services, global exploration, and innovation across the group. Mr. Batista holds a degree in Mining Engineering from the Federal University of Ouro Preto in Minas Gerais, Brazil.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Operation (formerly known as Boa Esperança), an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, the Company's leadership succession plan and the timing thereof as well as anticipated production levels in 2025.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.